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                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                      AMENDMENT NO. 1
                                             TO

                                       SCHEDULE 13E-3

                                       (Rule 13e-100)

                      TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-13 THEREUNDER

                           RULE 13e-3 TRANSACTION STATEMENT UNDER
                    SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                WESTERN STANDARD CORPORATION
                                    (Name of the Issuer)

                                WESTERN STANDARD CORPORATION
                                  SNOW KING INTERESTS LLC

                                    LZ ACQUISITION, INC.

                                      MANUEL B. LOPEZ
                                       JAMES M. PECK
                            (Name of Person(s) Filing Statement)

                          COMMON STOCK, PAR VALUE $0.05 PER SHARE
                               (Title of Class of Securities)

                                        959588 20 3
                           (CUSIP Number of Class of Securities)

                                 MANUEL B. LOPEZ, PRESIDENT
                                WESTERN STANDARD CORPORATION
                                 400 EAST SNOW KING AVENUE
                                    Post Office Box 1846
                                   JACKSON, WYOMING 83001
                              TELEPHONE NUMBER: (307) 734-3177

                                       WITH COPIES TO:
                                                           GILBERT L. McSWAIN, ESQ.
      SAMUEL E. WING, ESQ.                                 300 SOUTH JACKSON STREET
      JONES & KELLER, P.C.                                        SUITE 100
    1625 BROADWAY, SUITE 1600                               DENVER, COLORADO 80209
     DENVER, COLORADO 80202                             TELEPHONE NUMBER: 303-398-7067
TELEPHONE NUMBER: (303) 573-1600
      (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                 Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

   a.   :   The filing of solicitation materials or an information statement subject to
        Regulation 14A, Regulation 14C or rule 13e-3(c) under the Securities Exchange Act of 1934.

   b.   9   The filing of a registration statement under the Securities Act of 1933.

   c.   9   A tender offer.

   d.   9   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  :

Check the following box if the filing is a final amendment reporting the results of the transaction:  9

                                 Calculation of Filing Fee

        Transaction Valuation                            Amount of Filing
------------------------------------      ---------------------------------------

        $1,447,937*                                       $183.45

*    Pursuant  to the terms of the  Agreement  and Plan of  Merger,  dated as of
     November 15, 2004, by and among Western  Standard  Corporation  ("Westan"),
     Snow King Interests LLC and LZ Acquisition  Inc. (the "Merger  Agreement"),
     each issued and outstanding share of Westan's common stock,  other than (1)
     shares held by Manuel B. Lopez and James M. Peck and their affiliates,  and
     (2) shares owned by stockholders who are entitled to and have exercised and perfected  appraisal  rights,  will be converted  into the right to receive
     $0.32 in cash.  The  filing  fee was  calculated  based  upon an  estimated aggregate  cash payment of $1,447,937  based on the proposed per share cash payment  of $0.32  for  4,524,802  shares of  common  stock  held by Westan stockholders  other than Messrs.  Lopez and Peck and their  affiliates.  In accordance  with  Rule  0-11 of the  Securities  Exchange  Act of 1934,  as
     amended,  the filing fee was  determined  by  multiplying  .0001267  by the amount calculated pursuant to the preceding sentence.

:    Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2)  and  identify  the  filing  with which the  offsetting  fee was previously  paid.  Identify the previous filing by  registration  statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $183.45
Form or Registration No.:  Schedule 14A
Filing Party:  Western Standard Corporation
Date Filed:  November 30, 2004

                                        INTRODUCTION

     This is Amendment No. 1 to a Rule 13e-3  Transaction  Statement on Schedule
13E-3 originally filed on November 30, 2004 (this "Schedule 13E-3") and is being filed by: (1) Western Standard  Corporation,  a Wyoming corporation ( "Westan"),
(2) Snow  King  Interests  LLC,  a Wyoming  limited  liability  company,  (3) LZ
Acquisition Inc., a Wyoming  corporation,  (4) Manuel B. Lopez,  President and a director of Westan,  and (5) James M. Peck,  Secretary and a director of Westan.
The  preceding  persons  are  collectively  referred  to herein  as the  "Filing
Persons" and individually as a "Filing Person."

     This Schedule  13E-3 relates to the Agreement and Plan of Merger,  dated as of November  15,  2004,  by and among  Westan,  Snow King  Interests  LLC and LZ
Acquisition  Inc. (the "Merger  Agreement").  If the Merger Agreement and merger
(as defined  below) are  approved and adopted by Westan's  stockholders  and the other  conditions  to the  closing  of the Merger are  satisfied  or waived,  LZ
Acquisition Inc. will merge with and into Westan , with Westan continuing as the surviving  corporation,  which will be wholly owned by Snow King  Interests LLC.
Messrs. Lopez and Peck own and control Snow King Interests LLC.

     In the merger,  the outstanding  shares of Westan's common stock, par value
$0.05 per share (the "Common Stock"), other than those held by Messrs. Lopez and
Peck and their  affiliates  and  shares  held by  dissenting  stockholders,  who perfect their appraisal  rights under Wyoming law with respect to such shares of
Common  Stock,  will  be  converted,  without  any  action  on the  part  of the stockholders, into the right to receive $0.32 in cash per share. Pursuant to the
Merger, each outstanding share of LZ Acquisition Inc. will be converted into one share of Common Stock of the surviving corporation.

     Concurrently with the filing of this Schedule 13E-3,  Westan is filing with the U.S.  Securities  and Exchange  Commission  (the "SEC") a preliminary  proxy statement  (the  "Proxy  Statement")  under  Regulation  14A of  the  Securities
Exchange Act of 1934, as amended (the "Exchange  Act"),  relating to the special meeting  of  stockholders  of Westan at which the  stockholders  of Westan  will consider and vote upon a proposal to adopt and approve the Merger  Agreement and the Merger.

     Pursuant to General Instruction of G of Schedule 13E-3, this Schedule 13E-3 incorporates  by reference the  information  contained in the Proxy Statement in answer to the items of Schedule  13E-3.  The  information set forth in the Proxy
Statement,  including all appendices thereto,  is hereby expressly  incorporated herein by reference,  and the responses to each item in this Schedule  13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including the appendices thereto. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are  references to Items set forth in Regulation  M-A under the Exchange Act ("Regulation M-A").

     All  information  in, or  incorporated by reference in, this Schedule 13E-3 concerning Westan has been supplied by Westan. The information contained in this
Schedule 13E-3 and/or the Proxy  Statement  concerning  each Filing Person other than Westan was supplied by each such Filing Person and no other Filing  Person, including Westan,  takes  responsibility for the accuracy of any information not supplied by such Filing Person. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

ITEM 1.     Summary Term Sheet

      Regulation M-A    Item 1001

     Summary Term Sheet.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary

ITEM 2.     Subject Company Information

      Regulation M-A    Item 1002

     (a) Name and  Address.  The  information  set forth in the Proxy  Statement under the following captions is incorporated herein reference:

The Parties

     (b) Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting
Market for the Common Stock

     (c)  Trading  Market  and  Price.  The  information  set forth in the Proxy
Statement under the caption "Market for the Common Stock" is incorporated herein by reference.

     (d) Dividends.  The  information set froth in the Proxy Statement under the caption "Market for the Common Stock" is incorporated herein by reference.

     (e) Prior Public Offerings. Not applicable.

     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors
Market for the Common Stock
Security Ownership of Certain Beneficial Owners and Management

ITEM 3.     Identify and Background of Filing Person

      Regulation M-A    Item 1003

     (a) Name and  Address.  The  information  set forth in the Proxy  Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Summary
The Parties
Security Ownership of Certain Beneficial Owners and Management
Directors and Management

     (b) Business and Background of Entities.  The  information set forth in the
Proxy  Statement  under  the  following  captions  is  incorporated   herein  by
reference:

Summary Term Sheet
Summary
The Parties
Security Ownership of Certain Beneficial Owners and Management
Directors and Management

     (c) Business and Background of Natural Person. The information set forth in the Proxy  Statement  under the  following  caption  is  incorporated  hereby by reference:

Directors and Management

ITEM 4.     Terms of the Transaction

      Regulation M-A    Item 1004

     (a) (1) Material Terms. Tender Offers. Not applicable.

         (2) Material Terms. Mergers or Similar  Transactions.  The information
     set  forth  in  the  Proxy  Statement  under  the  following   captions  is
     incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting
Special Factors
The Merger Agreement
The Voting Agreements
Dissenters' Rights of Appraisal

     (b) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors
The Merger Agreement

     (c) Appraisal  Rights.  The  information  set forth in the Proxy  Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
The Merger Agreement
Annex C to the Proxy Statement

     (d) Provisions for Unaffiliated Security Holders. None

     (e) Eligibility for Listing or Trading. Not applicable.

ITEM 5.     Past Contacts, Transactions, Negotiations and Agreements

      Regulation M-A    Item 1005

     (a)  Transactions.  The  information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors

     (b) Significant  Corporate  Events.  The information set forth in the Proxy
Statement under the following captions is incorporated herein by reference.

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
The Merger Agreement
The Voting Agreements
Annex A to the Proxy Statement

     (c)  Negotiations  or  Contacts.  The  information  set  forth in the Proxy
Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--Financing of the Merger

     (d) Conflicts of Interest. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships

     (e) Agreements Involving the Subject Company's Securities.  The information set forth in the Proxy  Statement  under the following  captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--Financing of the Merger
The Voting Agreements
The Merger Agreement
Annex A to the Proxy Statement

ITEM 6.     Purposes of the Transaction and Plans or Proposals

      Regulation M-A    Item 1006

     (b) Use of  Securities  Acquired.  The  information  set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Certain Effects of the Merger
Special Factors--Plans for Westan after the Merger

     (c)(1)-(8)  Plans.  The  information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--Reasons for Engaging in the Merger and Purpose of the Merger
Special Factors--Plans for Westan after the Merger
Special Factors--Financing of the Merger
Special Factors--Directors and Management of the Surviving Corporation
The Merger Agreement

ITEM 7.     Purposes, Alternatives, Reasons and Effects

       Regulation M-A.  Item 1013

     (a) Purposes.  The  information  set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--SKI's Purpose and Reasons for the Merger
Special Factors--Plans for Westan after the Merger
Special Factors--Financing of the Merger
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships
The Merger Agreement

     (b)  Alternatives.  The  information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors--Background of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated Stockholders
Special Factors--Recommendation of the Special Committee and Board of Directors;
   Fairness of the Merger
Special Factors--Benefits and Detriments of the Merger
Special Factors--SKI's Purpose and Reasons for the Merger

     (c) Reasons.  The  information  set forth in the Proxy  Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated Stockholders
Special Factors--Recommendation of the Special Committee and Board of Directors;
   Fairness of the Merger
Special Factors--Benefits and Detriments of the Merger
Special Factors--SKI's Purpose and Reasons for the Merger

     (d) Effects.  The  information  set forth in the Proxy  Statement under the following captions is incorporated hereby by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Recommendation of the Special Committee and Board of Directors;
   Fairness of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated Stockholders
Special Factors--SKI's Purpose and Reasons for the Merger
Special Factors--Certain Effects of the Merger
Special Factors--Plans for Westan after the Merger
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships
Special Factors--Material U.S. Federal Income Tax Consequences
The Merger Agreement

ITEM 8.     Fairness of the Transaction

       Regulation M-A   Item 1014

     (a) Fairness.  The  information  set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--Recommendation of the Special Committee and Board of Directors;
   Fairness of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated Stockholders
Special Factors--Opinion of Financial Advisor to the Special Committee
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships

     (b) Factors Considered in Determining  Fairness.  The information set forth in the Proxy  Statement under the following  caption is  incorporated  herein by reference:

Summary Term Sheet
Summary
Special Factors--Recommendation by the Special Committee and Board of Directors;
   Fairness of Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated Stockholders
Special Factors--SKI's Purpose and Reasons for the Merger
Special Factors--Opinion of the Financial Advisor to the Special Committee
Special Factors--Dissenters' Rights of Appraisal

     (c) Approval of Security  Holders.  The  information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting
The Merger Agreement
The Voting Agreements
Dissenters' Rights of Appraisal

     (d)  Unaffiliated  Representative.  The  information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

Special Factors--Background of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated
Stockholders  Special Factors--Recommendation of the Special Committee and Board of
Directors; Fairness     of the Merger
Special Factors--Opinion of the Financial Advisors to the Special Committee
The Voting Agreement

     (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated
Stockholders Special Factors--Recommendation by the Special Committee and Board of
Directors; Fairness     of the Merger

     (f) Other Offers. Not applicable.

ITEM 9.     Reports, Opinions, Appraisals and Negotiations

       Regulation M-A   Item 1015

     (a) Report,  Opinion or Appraisal.  The  information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Summary
Special Factors--Background of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger To Unaffiliated
Stockholders Special Factors--Recommendation by the Special Committee and Board of
Directors; Fairness     of Merger
Special Factors--Opinion of the Financial Advisor to the Special Committee
Annex B to the Proxy Statement

     (b)  Preparer  and  Summary  of  the  Report,  Opinion  or  Appraisal.  The
information  set forth in the Proxy  Statement  under the following  captions is incorporated herein by reference:

Special Factors--Background of the Merger
Special Factors--Opinion of the Financial Advisor to the Special Committee
Annex B to the Proxy Statement

     (c)  Availability  of  Documents.  The  information  set forth in the Proxy
Statement under the caption "Special  Factors--Opinion  of the Financial Advisor to the Special Committee" is incorporated herein by reference.

ITEM 10.    Source and Amounts of Funds or Other Consideration

       Regulation M-A   Item 1007

     (a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers about the Merger
Summary
Special Factors--Financing of the Merger
The Merger Agreement

     (b) Conditions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Financing of the Merger

     (c) Expenses.  The  information  set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting--Proxy Solicitation
The Merger Agreement--Termination Fee
The Merger Agreement--Expenses

     (d) Borrowed Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors--Financing of the Merger

ITEM 11.    Interest in Securities of the Subject Company

       Regulation M-A   Item 1008

     (a) Securities Ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships
Security Ownership of Certain Beneficial Owners and Management

     (b) Securities Transactions. Not applicable.

ITEM 12.    The Solicitation or Recommendation

       Regulation M-A   Item 1012

     (d)  Intent  to  Tender  or  Vote  in  a  Going-Private  Transaction.   The
information  set forth in the Proxy  Statement  under the following  captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships
The Voting Agreements

     (e)  Recommendations  of  Others.  The  information  set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting
Special Factors--Recommendation of the Special Committee and Board of Directors;
   Fairness of the Merger

ITEM 13.    Financial Statements

       Regulation M-A   Item 1010

     (a)  Financial  Information.  The  financial  statements in Item 7 entitled
"Financial  Statements"  of the Company's  Annual Report on Form 10-KSB filed on
March 30,  2004 with the SEC for the fiscal  year ended  December  31, 2003 (the
"Form 10-KSB") and the information set forth in the Company's  Quarterly  Report on Form 10-QSB filed on November 15, 2004 for the quarter  ended  September  30,
2004 are incorporated herein by reference.

     The Company's Forms 10-KSB and 10-QSB were filed electronically through the
SEC's  EDGAR  system and are  available  to the  public at the SEC's  website at
http://www.sec.gov.  The Forms  10-KSB and 10-QSB are  available  to be read and copied at the SEC's  public  reference  room  located at 450 Fifth  Street,  NW,
Washington,  DC 20549  and at the  following  Regional  Office  of the SEC:  The
Woolworth Building, 233 Broadway, New York, New York 10279.

     (b) Pro Forma Information. Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

       Regulation M-A   Item 1009

     (a)  Solicitations  or  Recommendations.  The  information set forth in the
Proxy  Statement  under  the  following  captions  is  incorporated   herein  by
reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting--Proxy Solicitation

     (b) Employees and Corporate Assets.  The information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting--Solicitation of Proxies
Special Factors--Background of the Merger
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships

ITEM 15.    Additional Information

       Regulation M-A   Item 1011

     (b) Other Material Information.  The entire Proxy Statement,  including all appendices thereto, is incorporated herein by reference.

ITEM 16.    EXHIBITS

       Regulation M-A   Item 1016

     (a)  (1) Form of Letter to  Stockholders of Western  Standard  Corporation,
          dated January _____, 2005, and incorporated herein by reference to the
          Schedule  14A filed with the  Securities  and Exchange  Commission  by
          Western  Standard  Corporation  on November  30,  2004 (the  "Schedule
          14A").

     (a)  (2) Form of Notice of  Special  Meeting  to  Stockholders  of  Western
          Standard  Corporation,  dated January _____,  2005,  and  incorporated herein by reference to the Schedule 14A.

     (a)  (3) Preliminary Proxy Statement filed with the Securities and Exchange
          Commission on November 30, 2004 by Western  Standard  Corporation  and
          incorporated herein by reference to the Schedule 14A.

     (a)  (4) Form of Proxy Card to be sent to stockholders of Western  Standard
          Corporation,  filed with the Securities and Exchange  Commission along with the  Schedule  14A and  incorporated  herein by  reference to the
          Schedule 14A.

     (a)  (5)  Press  Release  issued  by  Western   Standard   Corporation  and
          incorporated  herein  by  reference  to  Exhibit  99.1 to the Form 8-K
          Report filed with the  Securities  and Exchange  Commission by Western
          Standard Corporation on November 16, 2004.

     (c)  (1) Fairness  Opinion of Ehrhardt  Keefe Steiner & Hottman PC, dated ,
          2004, and incorporated  herein by reference to Annex B to the Schedule
          14A.

     (c)  (2) Presentation of Ehrhardt Keefe Steiner & Hottman PC to the Special
          Committee  of  the  Board  of  Directors,  dated  November  15,  2004, incorporated by reference to the section "Opinion of Financial Advisor to the Special Committee" in the Schedule 14A.

     (d)  (1)  Agreement  and Plan of Merger,  dated as of November 15, 2004, by and among Western Standard Corporation, Snow King Interests LLC and LZ
          Acquisition  Inc. and  incorporated  herein by reference to Annex A to the Schedule 14A.

     (d)  (2)(a)(b)(c)(d)  Voting Agreements,  dated as of November 15, 2004, by and among Western Standard Corporation,  Manuel B. Lopez Living Trust,
          Deborah W. Lopez Living Trust, Manuel B. Lopez and James M. Peck filed as Exhibits 2.1(a), (b), (c), (d) and (e) to the Form 8-K Report filed by Western Standard  Corporation on November 16, 2004 and incorporated herein by reference.

     (f)  Sections  17-16-1301 through 1331 of the Wyoming Business  Corporation
          Act, incorporated by reference to Annex C to the Schedule 14A.

     (g)  Not applicable.

                                         SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                     WESTERN STANDARD CORPORATION

                                     By: /s/ Manuel B. Lopez
                                        --------------------------------------
                                        Manuel B. Lopez, President

                                     SNOW KING INTERESTS LLC

                                     By: /s/ Manuel B. Lopez
                                        --------------------------------------
                                        Manuel B. Lopez, Manager

                                     LZ ACQUISITION, INC.

                                     By: /s/ Manuel B. Lopez
                                        --------------------------------------
                                        Manuel B. Lopez, President

                                      /s/ Manuel B. Lopez
                                     -----------------------------------------
                                     Manuel B. Lopez

                                      /s/ James M. Peck
                                     -----------------------------------------
                                     James M. Peck

                                       EXHIBIT INDEX

EXHIBIT
 NUMBER                                   DESCRIPTION
----------         -----------------------------------------------------------

   (a)(1)          Form of Letter to Stockholders of Western Standard Corporation, dated
                   January _____, 2005, and incorporated herein by reference to the
                   Schedule 14A filed with the Securities and Exchange Commission by
                   Western Standard Corporation on November 30, 2004 (the "Schedule 14A").

   (a)(2)          Form of Notice of Special Meeting to Stockholders of Western Standard
                   Corporation, dated January _____, 2005, and incorporated herein by reference to the Schedule 14A.

   (a)(3)          Preliminary Proxy Statement filed with the Securities and Exchange
                   Commission on November 30, 2004 by Western Standard Corporation and
                   incorporated herein by reference to the Schedule 14A.

   (a)(4)          Form of Proxy Card to be sent to stockholders of Western Standard
                   Corporation, filed with the Securities and Exchange Commission along with the Schedule 14A and incorporated herein by reference to the
                   Schedule 14A.

   (a)(5)         Press Release issued by Western Standard Corporation and incorporated herein by reference to Exhibit 99.1 to the Form 8-K Report filed with the
                  Securities and Exchange Commission by Western Standard Corporation on
                  November 16, 2004.

   (c)(1)         Fairness Opinion of Ehrhardt Keefe Steiner & Hottman PC, dated November
                  15, 2004, and incorporated herein by reference to Annex B to the Schedule
                  14A.

   (c)(2)         Presentation of Ehrhardt Keefe Steiner & Hottman PC to the Special
                  Committee of the Board of Directors, dated November 15, 2004, incorporated by reference to the section "Opinion of Financial Advisor to the Special Committee" in the Schedule 14A.

   (d)(1)         Agreement and Plan of Merger, dated as of November 15, 2004, by and among
                  Western Standard Corporation, Snow King Interests LLC and LZ Acquisition
                  Inc. and incorporated herein by reference to Annex A to the Schedule 14A.

   (d)(2)(a)(b)(c)(d)   Voting Agreements, dated as of November 15, 2004, by and among
                  Western Standard Corporation, Manuel B. Lopez Living Trust, Deborah W.
                  Lopez Living Trust, Manuel B. Lopez and James M. Peck filed as Exhibits
                  2.1(a), (b), (c), (d) and (e) to the Form 8-K Report filed by Western
                  Standard Corporation on November 16, 2004 and incorporated herein by reference.

   (f)            Sections 17-16-1301 through 1331 of the Wyoming Business Corporation Act, incorporated by reference to Annex C to the Schedule 14A.

   (g)            Not applicable.